[LOGO]
                                  SandersBaker PC

ROBERT R. SANDERS                                               MAILING ADDRESS:
ART BAKER                       ONE MAXOR PLAZA
MITCH D. CARTHEL         320 S. POLK STREET, SUITE 700
ROGER S. COX                  AMARILLO, TEXAS 79101
RUSS DEVORE*                                                       P.O. BOX 2667
EDWARD L. MORRIS                                      AMARILLO, TEXAS 79105-2667
CHRIS WRIGHT                     (806) 372-2020
JUSTIN E. MYERS                                               FAX (806) 372-3725
JOHN B. ATKINS
                                        sender's email: emorris@sandersbaker.com

*ADMITTED IN TEXAS, NEW MEXICO, OKLAHOMA & COLORADO

                                  May 26, 2006


US Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jeffrey Riedler, Assistant Director
100 F Street NE
Washington, DC 20549-6010

         Re: Your letter of May 25, 2006, subject: Amarillo Biosciences, Inc. Preliminary Proxy Statement on Schedule 14A filed April 25, 2006, revised May 19, 2006
               File No. 333-04413

Dear Mr. Riedler:

         As requested by your letter dated May 25, 2006, to Amarillo Biosciences, Inc. (the "Company"), subject as above, I am pleased to respond on behalf of the Company. I have numbered my responses according to the numbering system you used in your letter, for ease of reference.

1. We have again instructed the Edgar filing service to submit the preliminary proxy materials under File No. 0-20792, which is the correct 1934 Act filing number.

2.       We have made the requested revision.

3.       We have made the requested revisions.

4. We have rewritten the "Certain Transactions" portion of the Proxy Statement to include the current status of all of the Company's material relationships with HBL.

5.       We have made the requested revision.

6.       We have made the requested revision.

Mr. Jeffrey Riedler
May 18, 2006
Page 2 of 2

         If you require any additional information or additional changes are required, please contact the undersigned at the number shown above.

                                Very truly yours,

                                SANDERSBAKER PC

                                /s/ Edward L. Morris

                                Edward L. Morris

ELM/mh

c    Amarillo Biosciences, Inc.
     Joseph M. Cummins, President
     (806) 376-9301 - Fax